

May 3, 2023

Gadi Levin
Chief Financial Officer
Fuel Doctor Holdings, Inc.
20 Raul Wallenberg Street
Tel Aviv, Israel

      **Re: Fuel Doctor Holdings, Inc.**
           **Form 10-K for Fiscal Year Ended December 31, 2022**
           **Filed February 22, 2023**
           **File No. 000-56253**

Dear Gadi Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1.    Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2022 and December 31, 2021, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.

Signatures, page 16

2.    Please also have your principal financial officer sign the Form 10-K/A. Refer to General Instructions D(2)(a) of Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services